[redacted]

05039322

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL
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.NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South LaSalle Street
(No. and Street)

Chicago	Illinois	60675
(City)	(State)	(Zip Code)

SEC RECEIVED MAR 2005 185 WASH. D.C. SECTION PROCESSING

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Taccetta (312) 444-7436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lloyd Wennlund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARIA DOMINGUEZ
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. MAR. 6,2005

Lloyd A. Wennlund
Signature

President
Title

Maria Dominguez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 18, 2005

NORTHERN TRUST SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	8,170,954
Securities owned, at market value		2,604,730
Receivable from clearing broker		8,663,750
Other receivables		12,358,368
Note receivable from customer, net of allowance of $1,823,573		—
Furniture, fixtures, and leasehold improvements, at cost, net of accumulated depreciation of $342,401		279,973
Other assets		770,783
Total assets	$	32,848,558

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at market value	$	431,245
Taxes payable to parent		1,909,832
Payable to employees		2,522,127
Accounts payable and accrued expenses		2,693,609
Total liabilities		7,556,813
Stockholder's equity:		
Common stock, $0.01 par value, 20,000 shares authorized, 1,475 shares outstanding		15
Paid-in-capital		3,697,485
Retained earnings		21,594,245
Total stockholder's equity		25,291,745
Total liabilities and stockholder's equity	$	32,848,558

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the National Association of Securities Dealers, Inc. (the NASD). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially all customers of the Company are also clients of affiliated entities. The Company also trades for its own account for the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Furniture, Fixtures, and Leasehold Improvements

Furniture, fixtures, and leasehold improvements are stated at cost.

(c) Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, an asset and liability approach to accounting for income taxes is followed. The objective is to recognize the amount of taxes payable or refundable for the current year, and then to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with its Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the marginal statutory rate as if the Company filed separate Federal and state income tax returns.

(3) **Note Receivable from Customer**

The Company has fully reserved for an outstanding term note, which it believes may not be collectible. The term note calls for monthly installments of $30,000 plus accrued interest on the term note with a final payment that was originally due on November 30, 2003. During the year, the Company did not receive any principal payments. Interest payments received during the year which amount to $76,045 are reflected in interest income.

(4) **Securities Owned and Securities Sold, But Not Yet Purchased**

Securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2004 consist of the following:

		Securities owned	Securities sold, but not yet purchased
Corporate debt securities	$	209,597	222,000
U.S. Government and municipal obligations		1,306,041	76,988
Marketable securities		1,089,092	132,257
Total	$	2,604,730	431,245

(5) **Net Capital Requirements**

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2004, the Company had net capital of $20,821,859, which was $20,571,859 in excess of required net capital.

(6) **Equipment and Leasehold Improvements**

A summary of equipment and leasehold improvements is presented below.

		Original cost	Accumulated depreciation	Net book value
Furniture and fixtures	$	870	826	44
Office equipment		425,975	222,321	203,654
Computer equipment		195,529	119,254	76,275
Total equipment and leaseholds	$	622,374	342,401	279,973

(7) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred tax liabilities and assets have been computed as follows:

Deferred tax liabilities:		
Accelerated depreciation	$	75,823
State tax deductions		60,423
Gross deferred tax liabilities		136,246
Deferred tax assets:		
Deferred state taxes		120,587
Reserve for credit losses		638,251
Deferred compensation		81,773
Gross deferred tax assets		840,611
Net deferred tax assets	$	704,365

No valuation allowance related to deferred tax assets has been recorded at December 31, 2004 as management believes it is more likely than not that the deferred tax assets will be fully realized.

(8) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

(9) Off-balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. With regard to margin accounts, if a customer does not fund a margin call, security positions may be liquidated and the account may result in a deficit. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. For the year ended December 31, 2004, no indemnity payments were made to the clearing broker.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

(Continued)

NORTHERN TRUST SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2004

The securities owned by the Company are primarily in U.S. Treasury, municipal, and federal sponsored entity obligations. The largest position of any single issuer, excluding the U.S. Treasury at December 31, 2004, was a municipal obligation, which amounted to $400,000.

(10) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(11) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(12) Subsequent Event

A capital withdrawal of $10,300,000 was approved and paid in February 2005.